Franklin Lake Resources Inc.
                              172 Starlite Street
                          So. San Francisco, CA 94080
                                 (650) 588-0425


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Franklin Lake Resources Inc.
    Registration Statement on Form SB-2 originally filed May 7, 2002 File No. 333-87710


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the immediate withdrawal of our Registration Statement on Form SB-2, together with any exhibits and amendments thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was filed in connection with a proposed rights offering which we are compelled to abandon due to market conditions and our inability to obtain underwriting support. Neither we nor, to the best of our knowledge, the selling shareholders, have made any offers or sales under the registration statement, nor have we distributed any preliminary prospecti.

We also request that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to our account with the Commission for future use.

Please contact our corporate counsel, Peter Boyle, or myself at (650) 588-0425 if at you have questions or require further information regarding this request.



Sincerely,

/s/ Father Gregory Ofiesh
----------------------------
President, CEO